Second Quarter 2003 Results;
   Iusacell Reports Improved EBITDA and Postpaid Churn in 2Q 2003;
                New Service Plans Gain Solid Foothold


    MEXICO CITY--(BUSINESS WIRE)--July 25, 2003--Grupo Iusacell, S.A. de C.V. (Iusacell or the Company) (BMV:CEL)(NYSE:CEL) today announced results for the second quarter ended June 30, 2003(1).

    Highlights

    -- Adjusted EBITDA(2) improved to 29% in this quarter from 19% a year ago

    -- Postpaid churn decreased to 2.9% from 3.3% in the second quarter of 2002

    --  Gross additions in the postpaid segment increased sequentially

    -- Postpaid MOUs and ARPUs grew 16% and 2%, respectively, on an annual basis

    --  Launch of new postpaid service plans continued in the quarter
        - multiple options to meet the needs of high-value customers

    -- Verizon Communications and Vodafone Americas BV agreed to tender their 73.9% of outstanding shares to Movil Access, S.A. de C.V., a Grupo Salinas company

    "In the second quarter, customers responded very positively to our newly launched postpaid service plans, demonstrating that our commitment to the customer's experience is generating tangible results. A decrease in postpaid churn, combined with an increase in network traffic and average revenue per user, helped to improve adjusted EBITDA to 29% in the period," said Carlos Espinal G., Chief Executive Officer of Iusacell.

(1)Unless otherwise noted, all monetary figures are in Mexican pesos and restated as of June 30, 2003 in accordance with Mexican GAAP, except for ARPU (which is in nominal pesos). The symbols "$" and "US$" refer to Mexican pesos and U.S. dollars, respectively.
(2)Adjusted EBITDA margin, which expenses rather than capitalizes postpaid handset subsidies and excludes non-operational transactions.

    Operational Results

    Subscribers as of June 30, 2003 totaled 1.95 million, an 11% decline from the prior year figure. This was primarily driven by a reduction in the prepaid base which declined from 1.8 million in the second quarter of 2002 to 1.6 million in the current quarter. Gross additions in the second quarter of 2003 totaled 148,000, compared to 390,000 in the prior year period, and 164,000 in the first quarter of 2003; the current gross adds figure reflects the Company's continued focus on high-value subscribers.
    Sequentially, the Company's postpaid customer base decreased nominally, ending at 341,000. Compared to the year ago period, postpaid customers decreased 11%, primarily due to fewer gross additions; however, the current postpaid mix is more heavily weighted towards high-end subscribers. Prepaid customers decreased 5% sequentially and 11% year over year, totaling 1.6 million as of June 30, 2003, reflecting the Company's prior efforts to grow that segment in the first half of 2002. The sequential decline in the prepaid subscriber base is the anticipated result of the Company's efforts to replace low-usage Incoming Calls Only customers and low revenue generating prepaid customers with higher value subscribers.

    Postpaid churn improved to 2.9% in the second quarter of 2003 from 3.2% in the second quarter of 2002 and first quarter of 2003, respectively. The improvement reflects the success of the Company's new plan offerings and continued focus on customer service initiatives for high-value postpaid subscribers. Blended churn, however, was 3.8% compared to 3.0% in the year ago period and 3.4% in the first quarter of 2003. This can be attributed to continued turnover among low-usage prepaid customers acquired in the previous strategic focus on low-end prepaid market effective in the first half of 2002.

    Minutes of use (MOU) among postpaid customers increased 16% on a year over year basis, while prepaid MOUs remained unchanged. The new postpaid service plans have a larger number of minutes included in the packages, including some with free nights and weekends, which helped drive a 5% blended MOU increase year over year.

    Average revenue per user (ARPU) in the postpaid segment of $687 increased 2% compared to the second quarter 2002, while prepaid ARPUs of $76 increased 1%. Sequentially, postpaid ARPU increased 1% due to a postpaid subscriber mix more weighted towards higher value service plans and higher MOUs. Blended ARPU, however, declined from $186 in the second quarter of 2002 to $180 in the second quarter of 2003.




                         Operating Highlights

                       Second Quarter               Six Months

              2Q 2003    2Q 2002   2003/   2003       2002      2003/
                                    2002                         2002
 Subscriber
  base        1,954,139  2,200,391   -11% 1,954,139  2,200,391   -11%
 Gross
  cellular
  additions     148,284    390,168   -62%   312,121    684,472   -54%
 Net cellular
  additions     (81,592)   205,134  -140%  (127,061)   345,225  -137%
 Blended
  churn             3.8%       3.0%    -        3.6%       2.9%    -
 Avg. monthly
  MOU per
  subscriber         65         62     5%        63         65    -3%
  Postpaid          250        215    16%       238        217    10%
  Prepaid            28         28     -         27         29    -7%
 Monthly
  ARPU(a)           180        186    -3%       179        203   -12%
  Postpaid          687        676     2%       684        703    -3%
  Prepaid            76         75     1%        76         82    -7%

(a)ARPUs in pesos of each period


    Commercial Initiatives

    New service plans: In the first half of 2003, Iusacell launched new prepaid and postpaid value propositions aimed to position the Company as the premier service provider in the targeted high-value market segment. These plans were designed to fit the needs of high-value consumer segments and are supported by advertising and marketing campaigns that anchor the effort.
    The postpaid value propositions are comprised of the following plans: a NAFTA plan, in which local calls, as well as calls within Mexico, the U.S. and Canada, are priced at the same per minute rate; an unlimited nights and weekends plan designed to increase mobile traffic and leverage non-peak network hours; a basic plan with affordable rates designed to compete directly with competitors' plans by incorporating higher baseline minutes; and multi-line plans to fit the communication needs of small groups of users such as families and small and medium sized enterprises. In addition, the Company offers regional plans, such as, in the northern regions, where subscribers can purchase a special cross-border plan with lower priced calls across Mexico, U.S. and Canada; and in Regions 1, 4 and 8, local plans are available with competitive per minute pricing. All these plans feature unlimited Iusacell-to-Iusacell calls to other subscribers on the network for a fixed monthly fee.
    Corporate customers can now contract a flexible combination of the new service packages at a volume rate, or purchase a large pool of minutes at a competitive per minute price that can be shared among all users.

    Financial Results

    Revenue in the quarter decreased slightly from the previous quarter to $1,140 million. However, revenues decreased 16% from the year ago period as a result of the lower subscriber base and lower ARPUs resulting from the change in the subscriber base mix. The Company believes the newly launched set of service plans including corporate proposals, as well as, high-value customer retention programs, will drive high-value sales and revenues in the third quarter 2003.

    Cost of sales in the second quarter of 2003 decreased 30% from the year ago period, from $481 million to $335 million. Ongoing headcount initiatives and cost controls enabled the Company to realize better cost savings despite higher lease costs associated with the non-strategic towers sold to (and leased-back from) the Mexican subsidiary of American Tower Corporation.

    Operating expenses: sales and advertising expenses in the quarter declined 22% year over year due primarily to fewer gross subscriber additions and the net effect of the 2002 IEPS tax provision cancellation (see Regulatory and Legal Affairs). As a percentage of revenues, sales and advertising expenses decreased from 25% to 23%. Lower headcount and expense containment helped reduce general and administrative expenses to $115 million, an 11% decline from the previous year's quarter. As a percentage of revenues, general and administrative expenses remained stable at 10% in the second quarter of 2002 and 2003.



                           Revenue Breakdown
          (In millions of constant pesos as of June 30, 2003)

                          Second Quarter             Six Months

                        2Q   % of   2Q  % of  2003  % of  2002   % of
                       2003  Total 2002 Total       Total        Total

  Monthly fee           336   30    391   29    675   29    810   29
  Airtime consumption   585   51    636   47  1,187   51  1,310   47
  Long distance          94    8    122    9    186    8    263    9
  Value-added
   services + roaming    61    5     90    7    135    6    183    7
---------------------------------------------------------------------
Total service
 revenues             1,076   94  1,239   92  2,183   94  2,566   92
 Equipment sales &
  other                  64    6    113    8    133    6    230    8
---------------------------------------------------------------------
Total revenues        1,140  100  1,352  100  2,316  100  2,796  100


    EBITDA(3) margin in the second quarter of 2003 was 37%, higher than the 34% recorded in the first quarter of this year and the 32% recorded in the second quarter of 2002, evidencing the early results of the turn around efforts. On an absolute basis, second quarter 2003 EBITDA of $425 million increased 6% sequentially, but decreased only 3% from $437 million recorded in the second quarter of 2002. 2002 EBITDA included a $35 million gain from non-strategic tower sales; without this extraordinary item EBITDA would have improved 6% on a year-over-year basis. Adjusted EBITDA margin was 29% in the second quarter of 2003, substantially higher than the 19% margin recorded in the second quarter of last year.

    Depreciation and amortization expenses of $615 million in the second quarter of 2003 increased 5% from the second quarter of 2002, due to higher depreciation expense derived from the capitalization of recently completed projects.

    Postpaid subscriber acquisition costs in the quarter improved from US$245 last year to US$186 in the most recent quarter, due to restructured commission plans aimed to support the new value proposition packages, more efficient handset purchases and targeted subsidies.

    Operating loss in the quarter increased from the $152 million recorded last year to $191 million in the current quarter driven by lower revenues and higher depreciation and amortization expenses partially offset by continued cost controls and headcount initiatives.

    Other income of $46 million was recorded in the second quarter of 2003 as a result of the cancellation of certain tax provisions derived from a tax provision analysis from prior years as part of the continuous operations of the Company.

    Integral financing result in the quarter ended with a gain of $19 million, compared to a cost of $538 million in the same quarter of last year. The improvement was mainly driven by a $232 million foreign exchange gain resulting from the 3% appreciation of the peso against the U.S. dollar, compared to a 5% peso depreciation last year. Interest expense increased $12 million in the second quarter of 2003, compared to the same period of 2002 as a result of the peso depreciation in the twelve-month period.

    Net loss in the quarter of $124 million was the result of lower integral financing costs. This compares to a net loss of $714 million in the year ago period.

    Liquidity: During the second quarter of 2003, the Company funded its operations, capital expenditures, handset purchases, and principal and interest payments with internally generated cash flow. As of June 30, 2003, the Company's operating cash balance was US$12 million.




                    Integral Financing (Cost) Gain
          (In millions of constant pesos as of June 30, 2003)

                             Second Quarter          Six Months

                        2Q 2003  2Q 2002  2003/   2003   2002   2003/
                                           2002                  2002

 Net interest expense     (237)   (222)      7%   (466)  (443)  -205%
 Exchange (loss) / gain    232    (380)   -161%    (49)  (413)  -112%
 Monetary correction gain   24      64    -138%    105    158   -166%
---------------------------------------------------------------------
 Total integral
  financing gain (loss)     19    (538)   -104%   (410)  (698)   -41%


(3)This press release contains a reference to EBITDA and provides the components of EBITDA on the face of the Consolidated Income Statement. EBITDA is used by management for comparisons to other companies within our industry as an alternative to GAAP measures and is used by investors and analysts in evaluating performance. EBITDA, which is earnings before interest, taxes, depreciation and amortization, is computed by adding back net interest expense, income and asset tax expense, depreciation expense and amortization expense to net income
(loss) before minority interest and loss of subsidiaries as reported. EBITDA should be considered in addition to, but not as a substitute for other measures of financial performance reported in accordance with accounting principles generally accepted in Mexico. EBITDA, as defined above, may not be comparable to similarly titled measures reported by other companies.

    Capital expenditures: Iusacell invested approximately US$4 million in its regions during the second quarter of 2003 to expand coverage. This capex reflects Iusacell's strategic focus on maximizing existing capacity and prioritizing investments that directly benefits the high-value customer base.

    Debt: As of June 30, 2003, including trade notes payable and notes payable to related parties, debt totaled US$811 million, compared to US$841 million registered in the second quarter of 2002 and US$815 in the first quarter of 2003. All of the Company's debt is U.S. dollar-denominated, with an average maturity of 2.4 years. As of quarter-end, Iusacell's debt-to-capitalization ratio was 64.8%, versus 56.7% on June 30, 2002.
    As a consequence of the events of default (as defined under the different indentures governing the debt) incurred in the quarter (see Event of default on 14.25% bonds due 2006 and Technical default on 10% bonds due 2004), Iusacell reclassified all the Company's financial debt as current in the Balance Sheet presented herein, in accordance with Mexican GAAP.

    Recent Developments

    ADS ratio change: As previously reported, the Company obtained approval to implement a 1 for 10 ADS ratio change at the Ordinary Shareholders Meeting held on April 21, 2003. The change became effective on May 12. 2003. Each of Iusacell's American Depositary Shares now represents one hundred of its ordinary shares, and the new CUSIP number is 40050B 20 9. Before the ratio change, the Company's ADS-to-ordinary shares ratio was one-to-ten, and the CUSIP number was 40050B 10 0. This ratio change did not impacted holders of the Company's ordinary shares and was effected without charge to investors.
    The main purpose of the ratio change was to comply with the NYSE rules requiring a minimum 30-day average trading price of US$1.00 per ADS. With the ratio change, the Company has cured the deficiency and on July 17, 2003, received written confirmation from the NYSE that Iusacell is no longer considered below the continued listing criterion.

    Strategic shareholders tender shares: On June 13, 2003 the Company's two largest shareholders, Verizon Communications and Vodafone Americas BV, announced an agreement to tender all of their shares, representing 73.9% of the Company's outstanding shares, in a public tender offer commenced in Mexico and the United States by Movil Access, S.A. de C.V., (Movil Access) a Mexican telecommunications service provider, a subsidiary of Biper, S.A. de C.V., which is part of Grupo Salinas.
    After obtaining regulatory approvals, Movil Access launched the tender offer on June 30, 2003, and withdrawal rights will expire on July 29, 2003. In the Offering Memorandum, filed with the Mexican Securities and Banking Commission and the U.S. Securities and Exchange Commission (SEC), Movil Access is offering to purchase all of the outstanding Series V and Series A shares, including all of the ADSs representing Series V Shares of Iusacell at a peso price of $0.057 per share (in the U.S. offer, the equivalent of $5.71 pesos per ADS) in each case in cash, less any withholding taxes. For more information, please refer to the Offering Memorandum, filed by Movil Access, on the Mexican Stock Exchange web site (http://www.bmv.com.mx) and the U.S. Offering Memorandum, on the SEC web site (http://www.sec.gov).

    Unanimous written consent of the Board of Directors of Iusacell:
In a filing with the Mexican Stock Exchange dated July 14, 2003, the Board of Directors of Iusacell said there are too many possible outcomes, both negative and positive for the stock, to be able to recommend acceptance or rejection of the offer to buy 100% of the company's shares (see Strategic shareholders tender shares).
    The Board urged shareholders "to take their own decision based on the information available," while noting that all shareholders are offered equal treatment under the buyout bid launched June 30. The Board members said the offer is substantially below market price prior to the execution of the tender.
    The Board said it was not in a position to "reasonably and responsibly assign a value" to the three options open to other shareholders: accept the offer, reject the offer and sell the shares in the market, or reject the offer and remain as a shareholder. For additional information please consult the form 14D-9 filed by the Company with the SEC on http://www.sec.gov and the filing with the Mexican Stock Exchange on http://www.bmv.com.mx.

    Event of default on 14.25% bonds due 2006: Pending an agreement with the Company's creditors on a restructuring plan, Iusacell did not make the US$25 million coupon payment due on June 1, 2003 on its 14.25% bonds due 2006. The 30-day period within which to make the coupon payment expired on June 30 without payment. As a result, an event of default occurred under the Indenture governing the bonds, and the bondholders have the right to declare the principal of and the accrued interest under the bonds due and payable or take other legal actions specified in the Indenture, as they deem appropriate. To date, the bondholders have not taken any action against the Company, nor have they waived any right to do so.

    Request for a waiver extension under the Credit Agreement: During the first half of 2003, Grupo Iusacell Celular, S.A. de C.V. ("Iusacell Celular") exceeded the permitted leverage ratio of 2.50 times specified under the US$266 million Amended and Restated Credit Agreement, dated as of March 29, 2001 (the "Credit Agreement").
    On April 28, 2003 Iusacell Celular and the lenders entered into a temporary Amendment and Waiver ("the Amendment") to the Credit Agreement to increase the permitted leverage ratio from 2.50 to 2.70 times.
    On May 22, 2003, the Amendment was extended until June 13, 2003 and on June 12, 2003, the Amendment was further extended until June 26, 2003. On June 27, 2003, Iusacell Celular formally requested an additional extension of the Amendment. On July 10, 2003, the Amendment was extended until August 14, 2003. The Amendment contains covenants which expire on August 14, 2003 which restrict Iusacell Celular from making any loans, advances, dividends, or other payments to the Company and require a proportionate prepayment of the loan under the Credit Agreement if it makes any principal or interest payments on any of its indebtedness for borrowed money, excluding capital and operating leases. If the Amendment is not further extended, upon its expiration, Iusacell Celular would be in default of a financial ratio covenant under the Credit Agreement, which would constitute an Event of Default (as defined in the Credit Agreement) as if the Amendment had never become effective.

    Technical default on 10.00% bonds due 2004: Pending an agreement with the Company's creditors on a restructuring plan and as restricted by the waiver extension under the Credit Agreement, Iusacell Celular did not make the US$7.5 million coupon payment due on July 15, 2003 on its 10.00% bonds due 2004. Iusacell Celular has a 30-day period within which to make the coupon payment. If Iusacell Celular does not make the payment within the grace period, an event of default would occur under the Indenture governing the bonds, and the bondholders would have the right to declare the principal of and the accrued interest under the bonds due and payable or take other legal actions specified in the Indenture, as they deem appropriate.

    Regulatory and Legal Affairs

    Injunction against telecommunications tax upheld: In March 2002, the Company filed an injunctive action ("amparo") to challenge the Mexican government's implementation of a new excise tax on certain wireless telecommunications services approved by the Mexican Congress. On June 6, 2003, Iusacell was officially notified that Mexico's Supreme Court affirmed the October 21, 2002 ruling by a federal district court of Mexico City in favor of Iusacell's cellular service concessionaires in their amparo filed against the special telecommunications tax enacted by the Mexican Congress on January 1, 2002.

    Shareholders Meeting and Resolution

    On July 25, 2003, the Company held a general ordinary shareholder's meeting by which its shareholders elected a new Board of Directors, which will become effective upon the closing of the public tender offer of Iusacell's shares lead by Movil Access (see Strategic shareholders tender shares). The transaction is expected to close on July 29, 2003.
    In addition, the Board of Directors reiterated its intention to name Mr. Gustavo Guzman as Chief Executive Officer of Iusacell, Mr. Jose Ignacio Morales Elcoro, Director General of Administration and Mr. Jose Luis Riera K., Director General of Finance, all names effective on July 29, 2003.
    The following table presents the members of the new Board of
Directors:




 Ricardo B. Salinas Pliego           Chairman of the Board and
                                     Series A Director
 Pedro Padilla Longoria              Vice Chairman and Series
                                     A Director
 Gustavo Guzman Sepulveda            Series A Director
 Jose Ignacio Morales Elcoro         Series A Director
 Luis Jorge Echarte Fernandez        Series A Director
 Federico Bellot Castro              Series A Director
 Mariluz Calafell Salgado            Series A Director
 Jorge Narvaez Massini               Series V Director
 Eduardo Kuri Romo                   Series V Director
 Hector Rojas Villanueva             Series V Director
 Marcelino Gomez Velasco             Series V Director
 Gonzalo Brockman Garcia             Series V Director



    About Iusacell

    Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population.
    For additional corporate information please visit the Company's web site at http://www.iusacell.com.
    This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.
    Macroeconomic information used in the preparation of this report considered a 4.4% inflation rate for the twelve months ended June 30, 2003 and peso-dollar exchange rates of $10.47 and $9.61 at the close of business of June 30, 2003 and 2002, respectively.
    Attached are the Consolidated Income Statements of each of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. for the three-month periods ended June 30, 2003 and 2002, and the Consolidated Balance Sheet of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. at June 30, 2003 and 2002. The financial statements of Grupo Iusacell Celular, S.A. de C.V. exclude the impact on results and financial position of the US$350 million in 14.25% Senior Notes due 2006, certain microwave equipment and related purchase money indebtedness and the PCS business.



GRUPO IUSACELL CONSOLIDATED BALANCE SHEET
COMPARISON OF SECOND QUARTER 2003 WITH SECOND QUARTER 2002
(Figures in thousands of constant June 30, 2003 pesos)

                                 2Q03            2Q02           Change
                                                                2Q03/
                                                                 2Q02

ASSETS
Current Assets
Cash and marketable
 securities                123,272    0.9%    464,060    0.3%  -73.4%
Accounts receivable, net   488,908    3.5%    698,893    3.9%  -30.0%
Related parties                  -    0.0%        931    0.0%      -
Recoverable taxes and
 other                     639,579    4.5%    329,131    4.3%   94.3%
Inventories                 51,693    0.4%    188,149    0.2%  -72.5%
TOTAL CURRENT ASSETS     1,303,452    9.2%  1,681,164    8.8%  -22.5%

Property and equipment,
 net                     8,655,709   61.4%  9,711,326   61.9%  -10.9%
Excess of cost of
 investments in
 subsidiaries over
 book value, net         1,989,917   14.1%  2,209,784   14.1%   -9.9%
Other assets             2,149,801   15.2%  2,803,008   15.1%  -23.3%
TOTAL ASSETS            14,098,879  100.0% 16,405,282  100.0%  -14.1%

LIABILITIES AND
 SHAREHOLDERS' EQUITY
Current Liabilities
Accrued liabilities        695,378    4.9%    805,618    5.4%  -13.7%
Related parties            209,070    1.5%    196,453    1.3%    6.4%
Accounts payable           196,218    1.4%    434,494    1.1%  -54.8%
Short-term debt          8,130,500   57.7%    392,128    0.8% 1973.4%
TOTAL CURRENT
 LIABILITIES             9,231,166   11.0%  1,828,693    9.0%  404.8%

Non-current liabilities    254,125    1.8%  8,031,767   58.8%  -96.8%
TOTAL LIABILITIES        9,485,291   57.0%  9,860,460   67.0%   -3.8%

Minority interest            3,025    0.0%     71,467    0.0%  -95.8%
Shareholders' Equity
Capital stock            7,237,823   51.3%  7,237,823   49.8%      -
Legal reserve               20,341    0.1%     20,341    0.1%      -
Capital contributions    1,424,266   10.1%  1,424,266    9.8%      -
Net loss                  -818,229   -5.8% -1,068,026   -4.8%  -23.4%

Accumulated earnings
 from prior years       -3,464,634  -24.6% -1,352,045  -23.8% -156.3%
Excess from restatement
 of shareholders' equity   210,996    1.5%    210,996    1.5%      -

TOTAL SHAREHOLDERS'
 EQUITY                  4,610,563   43.0%  6,473,355   32.0%  -28.8%

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY    14,098,879  100.0% 16,405,282  100.0%  -14.1%



GRUPO IUSACELL CONSOLIDATED INCOME STATEMENT
COMPARISON OF SECOND QUARTER 2003 WITH SECOND QUARTER 2002
(Figures in thousands of constant June 30, 2003 pesos)

                                 2Q03            2Q02           Change
                                                                2Q03/
                                                                 2Q02

REVENUE
Service                    1,075,605   94.4% 1,239,219   91.6% -13.2%
Equipment sales and other     64,244    5.6%   113,063    8.4% -43.2%
TOTAL REVENUE              1,139,849  100.0% 1,352,282  100.0% -15.7%

Cost of services             310,970   27.3%   375,045   27.7% -17.1%
Other costs                   23,541    2.1%   105,920    7.8% -77.8%
TOTAL COSTS                  334,511   29.3%   480,965   35.6% -30.5%

GROSS MARGIN                 805,338   70.7%   871,317   64.4%  -7.6%

Sales & Advertising
 expenses                    265,976   23.3%   340,809   25.2% -22.0%
General and administrative
 expenses                    114,658   10.1%   128,942    9.5% -11.1%
Other income                       -    0.0%   -34,951   -2.6%     -
TOTAL OPERATING EXPENSES     380,634   33.4%   434,800   32.2% -12.5%

EBITDA                       424,704   37.3%   436,517   32.3%  -2.7%

Depreciation and
 amortization                615,433   54.0%   588,886   43.5%   4.5%
OPERATING LOSS              -190,729  -16.7%  -152,369  -11.3%  25.2%

Other income                 -46,256   -4.1%         -      -      -

Interest expense, net        236,662   20.8%   222,477   16.5%   6.4%
Foreign exchange loss
 (gain)                     -231,721  -20.3%   379,746   28.1%     -
Monetary correction          -23,612   -2.1%   -64,244   -4.8% -63.2%
INTEGRAL FINANCING COST      -18,671   -1.6%   537,979   39.8%     -

LOSS BEFORE TAXES AND
STATUTORY PROFIT SHARING
 COST                       -125,802  -11.0%  -690,348  -51.1% -81.8%

Part (Income) loss
 Subsidiaries                   -207    0.0%    10,387    0.8%     -
Taxes                         23,985    2.1%    28,465    2.1% -15.7%
Extraordinary items          -22,992   -2.0%         -    0.0%     -

NET LOSS BEFORE
MINORITY INTEREST           -126,588  -11.1%  -729,200  -53.9% -82.6%
Minority interest             -3,039   -0.3%   -15,319   -1.1% -80.2%
NET LOSS                    -123,549  -10.8%  -713,881  -52.8% -82.7%


GRUPO IUSACELL CELULAR CONSOLIDATED BALANCE SHEET
COMPARISON OF SECOND QUARTER 2003 WITH SECOND QUARTER 2002
(Figures in thousands of constant June 30, 2003 pesos)

                                 2Q03            2Q02           Change
                                                                2Q03/
                                                                 2Q02

ASSETS
Current Assets
Cash and marketable
 securities               109,348    0.9%     75,809    0.5%    44.2%
Accounts receivable, net  488,314    4.0%    697,586    4.9%   -30.0%
Related parties            92,501    0.7%     66,473    0.5%    39.2%
Recoverable taxes and
 other                    555,483    4.5%    253,071    1.8%   119.5%
Inventories                51,693    0.4%    185,152    1.3%   -72.1%
TOTAL CURRENT ASSETS    1,297,339   10.5%  1,278,091    9.0%     1.5%

Property and
 equipment, net         7,850,547   63.5%  8,947,824   63.2%   -12.3%
Excess of cost of
 investments in
 subsidiaries over
 book value, net        1,803,331   14.6%  2,012,566   14.2%   -10.4%
Other assets            1,410,808   11.4%  1,920,346   13.6%   -26.5%
TOTAL ASSETS           12,362,025  100.0% 14,158,827  100.0%   -12.7%

LIABILITIES AND
 SHAREHOLDERS' EQUITY
Current Liabilities
Accrued liabilities       343,601    2.8%    695,617    4.9%   -50.6%
Related parties            97,693    0.8%    397,352    2.8%   -75.4%
Accounts payable          105,216    0.9%    259,666    1.8%   -59.5%
Short-term debt         4,350,268    2.8%    170,520    1.2% 2,451.2%
TOTAL CURRENT
 LIABILITIES            4,896,778   11.0%  1,523,155    9.0%   221.5%

Non-current
 liabilities                3,760   32.4%  4,242,129   30.0%   -99.9%
TOTAL LIABILITIES       4,900,538   57.0%  5,765,284   67.0%   -15.0%

Minority interest               -    0.0%     22,592    0.2%       -
Shareholders' Equity
Capital stock          16,143,088  130.6% 16,143,088  114.0%       -
Legal reserve              28,744    0.2%     28,744    0.2%       -
Capital contributions      99,466    0.8%     99,466    0.7%       -
Net loss                 -450,174   -3.6%   -616,189   -4.4%   -26.9%
Accumulated earnings
 from prior years      -7,647,374  -61.9% -6,571,895  -46.4%    16.4%
Excess from
 restatement of
 shareholders' equity    -712,263   -5.8%   -712,263   -5.0%       -

TOTAL SHAREHOLDERS'
 EQUITY                 7,461,487   43.0%  8,370,951   32.0%   -10.9%

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY   12,362,025  100.0% 14,158,827  100.0%   -12.7%


GRUPO IUSACELL CELULAR CONSOLIDATED INCOME STATEMENT
COMPARISON OF SECOND QUARTER 2003 WITH SECOND QUARTER 2002
(Figures in thousands of constant June 30, 2003 pesos)

                                 2Q03             2Q02          Change
                                                                2Q03/
                                                                 2Q02

REVENUE
Service                    1,091,508   94.6% 1,266,891   91.8% -13.8%
Equipment sales and other     61,870    5.4%   112,591    8.2% -45.0%
TOTAL REVENUE              1,153,378  100.0% 1,379,482  100.0% -16.4%

Cost of services             310,703   26.9%   408,577   29.6% -24.0%
Other costs                   23,541    2.0%   105,872    7.7% -77.8%
TOTAL COSTS                  334,244   29.0%   514,449   37.3% -35.0%

GROSS MARGIN                 819,134   71.0%   865,033   62.7%  -5.3%

Sales & Advertising
 expenses                    265,976   23.1%   340,774   24.7% -21.9%
General and administrative
 expenses                    113,222    9.8%   126,772    9.2% -10.7%
Other income                       0    0.0%   -34,951   -2.5%
TOTAL OPERATING EXPENSES     379,198   32.9%   432,595   31.4% -12.3%

EBITDA                       439,936   38.1%   432,438   31.3%   1.7%

Depreciation and
 amortization                572,791   49.7%   558,454   40.5%   2.6%
OPERATING LOSS              -132,855  -11.5%  -126,016   -9.1%   5.4%

Other income                 -63,368   -5.5%         -    0.0%     -

Interest expense, net         93,271    8.1%   101,792    7.4%  -8.4%
Foreign exchange loss
 (gain)                     -108,642   -9.4%   182,796   13.3%     -
Monetary correction          -11,789   -1.0%   -35,236   -2.6% -66.5%
INTEGRAL FINANCING COST      -27,160   -2.4%   249,352   18.1%     -

LOSS BEFORE TAXES AND
STATUTORY PROFIT SHARING
 COST                        -42,327   -3.7%  -375,368  -27.2% -88.7%

Part (Income) loss
 Subsidiaries                   -282    0.0%    14,442    1.0%     -
Taxes                         20,005    1.7%    28,465    2.1% -29.7%
Extraordinary items          -22,992   -2.0%         -    0.0%     -

NET LOSS BEFORE
MINORITY INTEREST            -39,058   -3.4%  -418,275  -30.3% -90.7%
Minority interest               -794   -0.1%   -12,046   -0.9% -93.4%

NET LOSS                     -38,264   -3.3%  -406,229  -29.4% -90.6%


    CONTACT: Grupo Iusacell, S.A. de C.V., Mexico City
             Russell A. Olson, 011-5255-5109-5751
             russell.olson@iusacell.com.mx
             or
             Carlos J. Moctezuma, 011-5255-5109-5759
             carlos.moctezuma@iusacell.com.mx
             or
             investor.relations@iusacell.com.mx